SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CSR plc

(Name of Subject Company (Issuer))

CSR plc

(Name of Filing Person (Offeror))

Ordinary Shares, nominal value £0.001	Not Applicable

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four ordinary shares of CSR plc	12640Y 205
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Adam R. Dolinko

General Counsel

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Telephone: +44 (0) 1223 692 000

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

Copies to:

David J. Segre Steven V. Bernard Bradley L. Finkelstein Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 Telephone: (650) 493-9300	William Underhill Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom Telephone: +44 (0) 20 7600 1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$285,000,000*	$38,874*

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the tender offer for not more than $285,000,000 in aggregate for a maximum of 52.7 million ordinary shares, par value £0.001 per share (“Ordinary Shares”).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the return of cash to the holders of Ordinary Shares and American Depositary Shares (“ADSs”) of CSR plc (the “Company”) of a maximum value of £176.69 million (which equates to US$285 million translated at the rate of US$1.6130:£1, which was the exchange rate obtained by the Company under its hedging arrangements that were put in place on October 4, 2012), which is being implemented by way of a tender offer for the Ordinary Shares to be made by J.P. Morgan Securities plc acting as principal, and on the terms and subject to the conditions set forth in the Circular to Shareholders and ADS Holders, dated October 29, 2012 (the “Circular”), the related Tender Form with respect to the Ordinary Shares (the “Tender Form”) and the related Letter of Transmittal with respect to the ADSs (the “Letter of Transmittal”) (which collectively, as they may be amended and supplemented from time to time, constitute the “Tender Offer”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Circular, the Tender Form and the Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth in the sections captioned “Questions and Answers on the Tender Offer” and “Further Information for ADS Holders” of the Circular, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), are incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address: The name of the issuer is CSR plc, a company incorporated in England and Wales. The address of its principal executive office is Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom and its telephone number is +44 (0) 1223 692 000.

(b) Securities: The information set forth in the section captioned “Additional Information—Share Capital” of the Circular is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the section captioned “Additional Information—Share Capital” of the Circular is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address: CSR plc, a company incorporated in England and Wales, is the filing person and subject company. The address of its principal executive office is Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom and its telephone number is +44 (0) 1223 692 000. The information set forth in the section captioned “Additional Information—Directors’ and Officers’ Interests” of the Circular is incorporated herein by reference. The business address of each of the Company’s executive officers and directors is c/o CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ.

Item 4. Terms of the Transaction.

(a) Material Terms: The information set forth in Part III (“Questions and Answers on the Tender Offer”), Part IV (“Details of the Tender Offer in respect of Ordinary Shares”), Part V (“Certain Taxation Considerations in relation to the Tender Offer”), Part VI (“Additional Information”) and Part VII (“Further Information for ADS Holders”) of the Circular is incorporated herein by reference.

(b) Purchases: The information set forth in the section captioned “Additional Information—Directors’, Officers’ and Affiliates’ Participation” of the Circular is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities: The information set forth in the section captioned “Additional Information—Agreements Relating to Ordinary Shares and ADSs” of the Circular is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth in Part II (“Letter from the Chairman of CSR plc”) and Part III (“Questions and Answers on the Tender Offer”) of the Circular is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Part II (“Letter from the Chairman of CSR plc”), Part III (“Questions and Answers on the Tender Offer”) and Part IV (“Details of the Tender Offer in respect of Ordinary Shares”) of the Circular is incorporated herein by reference.

(c) Plans: The information set forth in the section captioned “Additional Information—Directors’, Officers’ and Affiliates’ Participation” of the Circular is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds: The information set forth in Part II (“Letter from the Chairman of CSR plc”) and Part III (“Questions and Answers on the Tender Offer”) of the Circular is incorporated herein by reference.

(b) Conditions: The information set forth in the section captioned “Details of the Tender Offer in respect of Ordinary Shares—Terms and Conditions of the Tender Offer” of the Circular is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership: The information set forth in the section captioned “Additional Information—Directors’ and Officers” Interests” of the Circular is incorporated herein by reference.

(b) Securities Transactions: The information set forth in the section captioned “Additional Information—Agreements Relating to Ordinary Shares and ADSs” and in the section captioned “Additional Information—Transactions in the Ordinary Shares and ADSs” of the Circular is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations: The information set forth in the section captioned “Additional Information—Parties Engaged in Solicitations” of the Circular is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable, in reliance on Instruction 2 to this Item 10.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Part II (“Letter from the Chairman of CSR plc”) and Part VI (“Additional Information”) of the Circular is incorporated herein by reference.

(c) Other Material Information: The information in the Circular, the Tender Form and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Document

(a)(1)(i)	Circular to Shareholders and ADS Holders, dated October 29, 2012

(a)(1)(ii)	Tender Form

(a)(1)(iii)	Letter of Transmittal

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(vi)	Press Release, dated October 29, 2012

(a)(1)(vii)	Summary Advertisement, dated October 29, 2012

d(i)	Tender Offer and Option Agreement, between CSR plc and J.P. Morgan Securities plc, dated October 29, 2012

d(ii)	Escrow Agreement, between CSR plc, J.P. Morgan Securities plc and Citibank, N.A., London Branch, dated October 29, 2012

d(iii)	Share Subscription Agreement, by and between CSR plc and Samsung Electronics Co., Ltd., dated July 17, 2012

d(iv)	Deposit Agreement, dated as of August 4, 2011 among CSR plc, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference to Exhibit 4.2 to the Amendment No. 2 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on July 29, 2011)

d(v)	CSR Global Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

d(vi)	CSR Share Award Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

d(vii)	CSR Share Option Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

d(viii)	CSR Save As You Earn Option Scheme (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on (Registration No. 333-173590), filed with the Commission on May 29, 2009)

d(ix)	CSR Employee Share Purchase Plan Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-162255), filed with the Commission on October 1, 2009)

d(x)	Amended and Restated CSR plc Employee Share Purchase Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (Registration No. 333-183089), filed with the Commission on August 6, 2012)

d(xi)	CSR plc 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (Registration No. 333-183089), filed with the Commission on August 6, 2012)

d(xii)	CSR plc Global Share Purchase Plan

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSR plc

/s/ Brett N. Gladden
Name:	Brett N. Gladden
Title:	Corporate Secretary

Date: October 29, 2012

Index to Exhibits

Exhibit No.	Document

(a)(1)(i)	Circular to Shareholders and ADS Holders, dated October 29, 2012

(a)(1)(ii)	Tender Form

(a)(1)(iii)	Letter of Transmittal

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(vi)	Press Release, dated October 29, 2012

(a)(1)(vii)	Summary Advertisement, dated October 29, 2012

d(i)	Tender Offer and Option Agreement, between CSR plc and J.P. Morgan Securities plc, dated October 29, 2012

d(ii)	Escrow Agreement, between CSR plc, J.P. Morgan Securities plc and Citibank, N.A., London Branch, dated October 29, 2012

d(iii)	Share Subscription Agreement, by and between CSR plc and Samsung Electronics Co., Ltd., dated July 17, 2012

d(iv)	Deposit Agreement, dated as of August 4, 2011 among CSR plc, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference to Exhibit 4.2 to the Amendment No. 2 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on July 29, 2011)

d(v)	CSR Global Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

d(vi)	CSR Share Award Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

d(vii)	CSR Share Option Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

d(viii)	CSR Save As You Earn Option Scheme (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on (Registration No. 333-173590), filed with the Commission on May 29, 2009)

d(ix)	CSR Employee Share Purchase Plan Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-162255), filed with the Commission on October 1, 2009)

d(x)	Amended and Restated CSR plc Employee Share Purchase Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (Registration No. 333-183089), filed with the Commission on August 6, 2012)

d(xi)	CSR plc 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (Registration No. 333-183089), filed with the Commission on August 6, 2012)

d(xii)	CSR plc Global Share Purchase Plan